    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 -------------

                             ASPEN TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

             MASSACHUSETTS                             04-2739697
     (State or other jurisdiction                   (I.R.S. employer
   of incorporation or organization)             identification number)

                                 TEN CANAL PARK
                         CAMBRIDGE, MASSACHUSETTS 02141
                                 (617) 577-0100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 -------------
                              LAWRENCE B. EVANS
              Chairman of the Board and Chief Executive Officer
                            ASPEN TECHNOLOGY, INC.
                                Ten Canal Park
                        Cambridge, Massachusetts 02141
                                (617) 577-0100
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 -------------
                                   Copies to:
          STEPHEN J. DOYLE, ESQ.                   MARK L. JOHNSON, ESQ.
    Vice President and General Counsel            FOLEY, HOAG & ELIOT LLP
          ASPEN TECHNOLOGY, INC.                  One Post Office Square
              Ten Canal Park                    Boston, Massachusetts 02109
      Cambridge, Massachusetts 02141
                                 -------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
     If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.  / /

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                              PROPOSED              PROPOSED
                                         AMOUNT                MAXIMUM               MAXIMUM
   TITLE OF EACH CLASS OF                 TO BE            OFFERING PRICE           AGGREGATE                AMOUNT OF
 SECURITIES TO BE REGISTERED           REGISTERED           PER SHARE(1)         OFFERING PRICE(1)        REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value          283,350 shares          $33.19                $9,404,387                $2,850
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, the above calculation is based on the average of the high and low sale prices reported in the consolidated reporting system of the Nasdaq National Market on October 27, 1997.
                                 -------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1997

                                 283,350 SHARES

                             ASPEN TECHNOLOGY, INC.

                                  COMMON STOCK


      All of the 283,350 shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

      The Company's Common Stock trades on the Nasdaq National Market under the symbol "AZPN." On November 3, 1997, the closing sale price of the Common Stock, as reported by the Nasdaq National Market, was $ 37.75 per share.

      The shares of Common Stock offered hereby may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest of the Selling Stockholders. Such sales may be made on the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices. The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders will be responsible for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the shares offered hereby. All of the other expenses of this offering, estimated at $5,500, will be paid by the Company. See "Plan of Distribution."


                                 -------------


      SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK OFFERED HEREBY.


                                 -------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                          , 1997

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Reports and other information concerning the Company also may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington D.C. 20006-1500.

      This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                      INFORMATION INCORPORATED BY REFERENCE

      The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

      (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "Annual Report");

      (2)   the Company's Current Report on Form 8-K dated October 9, 1997; and

      (3) the Company's preliminary Proxy Statement dated October 29, 1997 to be used in connection with its Annual Meeting of Stockholders to be held on December 16, 1997.

      All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

      Any person to whom a copy of this Prospectus is delivered may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than exhibits expressly incorporated by reference into such documents). Requests for such documents should be addressed to the Manager of Investor Relations of the Company, Ten Canal Park, Cambridge, Massachusetts 02141 or directed to the Manager of Investor Relations at either telephone number (617) 577-0100 or e-mail address invest@aspentech.com.

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                              PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

                                   THE COMPANY

      Aspen Technology, Inc. (the "Company" or "AspenTech") is a leading supplier of off-the-shelf software products and services for the analysis, design and automation of manufacturing facilities by companies in the process industries, including the chemicals, petrochemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries. Process manufacturers use AspenTech's solutions, a family of software products and services, to design, operate and manage manufacturing processes more efficiently, safely and profitably.

      AspenTech provides a sophisticated, integrated family of off-the-shelf software products for use across the entire process manufacturing life-cycle, from "off-line" applications used primarily in research and development and engineering to "on-line" applications used primarily in production. The Company's off-line software is used by engineers on desktop computers primarily to simulate and predict the performance of manufacturing processes in connection with the design of new facilities or processes and the analysis of existing facilities or processes. AspenTech's on-line software, which is connected directly to plant instrumentation, enables the real-time adjustment of production variables in response to constantly changing operating conditions to improve process efficiency, planning and scheduling. AspenTech's product offerings are classified in four categories: modeling; planning and scheduling; information management systems ("IMS"); and advanced process control ("APC") and optimization. Chemical engineers who work in the off-line research and development and engineering stages of plant and process design and analysis are the principal users of modeling products, while chemical and control engineers who work in the on-line stages of real-time plant operation are the primary users of IMS, APC and optimization software and services.

      The Company's modeling software mathematically simulates and predicts the performance of manufacturing processes under varying equipment configurations and operating conditions, enabling chemical engineers to design cost-effective, efficient processes that comply with environmental and safety requirements. AspenTech's planning and scheduling software is used by petroleum refiners and chemical manufacturers for feedstock selection, product mix optimization, logistics, scheduling, process unit optimization, and investment planning. AspenTech's IMS software is used by process manufacturers to gather and analyze large volumes of real-time plant operations data in order to better understand actual performance within a complex process manufacturing facility. IMS software allows customers to compare actual performance with theoretical benchmarks derived from models and to make appropriate adjustments on a real-time basis. AspenTech's APC and optimization software products are designed to enable customers to achieve superior operating performance by continuously adjusting key process variables to maintain optimal target levels under constantly changing conditions.

      The Company initially became a provider of IMS software and services through its acquisition of Industrial Systems, Inc. ("ISI") in May 1995, and expanded its IMS capabilities through its acquisition of Setpoint, Inc. ("Setpoint") in February 1996. AspenTech significantly enhanced its APC and optimization software offerings through the Setpoint acquisition as well as its acquisition of Dynamic Matrix Control Corporation ("DMCC") in January 1996. AspenTech further extended its family of on-line solutions to include economic planning and scheduling capabilities by acquiring the assets of Bechtel Corporation's PIMS (Process Industries Modeling System) business in December 1996. In separate transactions in September 1997, AspenTech acquired NeuralWare, Inc. ("NeuralWare"), a provider of neural network and related technologies that AspenTech intends to incorporate into its APC, process modeling and IMS software, and Special Analysis and Simulation Technology Limited ("SAST"), a provider of dynamic simulation and operator training services and applications.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

      AspenTech combines its integrated family of off-the-shelf software products with design and implementation consulting services in order to market a complete solution to its customers. The Company significantly strengthened its on-line consulting services through its acquisitions of DMCC and Setpoint in early 1996, and expanded the global reach of its consulting services organization with the acquisition in October 1996 of the process control division of Cambridge Control Limited ("Cambridge Control"). AspenTech believes its ability to offer a complete solution of both industry-leading software and sophisticated process engineering expertise is an important source of competitive differentiation.

      The Company was founded in 1981 and is a Massachusetts corporation. At the 1997 Annual Meeting of Stockholders to be held in December 1997, the Company's stockholders will consider, among other things, a proposal to reincorporate AspenTech in Delaware. AspenTech's executive offices are located at Ten Canal Park, Cambridge, Massachusetts 02141, and its telephone number is (617) 949-1000.


                                  THE OFFERING

      All of the 283,350 shares of Common Stock offered hereby are being sold by the Selling Stockholders. The offered shares were issued to the Selling Stockholders pursuant to (i) the Agreement and Plan of Reorganization dated as of August 1, 1997 between the Company, the Company's wholly owned subsidiary AT Acquisition Corp., NeuralWare and the former stockholders of NeuralWare, under which a portion of the offered shares were issued in exchange for the outstanding capital stock of NeuralWare, and (ii) the Share Exchange Agreement dated as of August 28, 1997 between the Company, SAST, The SAST Corporation Limited, S.A.S.T. Process Limited, Special Analysis and Computing Services Limited, SAST, Inc. and the founders of The SAST Corporation Limited, under which the remainder of the offered shares were issued for all of the outstanding capital stock of The SAST Corporation Limited.

      Under the agreement with respect to the acquisition of the capital stock of NeuralWare, Inc., the Company is obligated to keep the Registration Statement in effect until all of the shares issued in exchange for such capital stock and offered hereby (a) have been sold or (b) a period of ninety days has elapsed since the date of this Prospectus. Under the agreement with respect to the acquisition of the capital stock of The SAST Corporation Limited, the Company is obligated to keep the Registration Statement in effect until all of the shares issued in exchange for such capital stock and offered hereby (a) have been sold,
(b) can be distributed to the public pursuant to Rule 144 under the Securities Act, or (c) have been otherwise transferred to third parties in transactions resulting in the shares being freely tradeable.

      The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds."


                                 -------------


                   "AspenTech" is a trademark of the Company.

-------------------------------------------------------------------------------

                                  RISK FACTORS

      THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THE RISK FACTORS SET FORTH BELOW.

      Dependence Upon Increased Market Penetration. Increased use in the process industries, particularly the chemicals and petroleum industries, of software and services for the analysis, design and automation of process manufacturing plants in general and of the Company's software products and services in particular is critical to the Company's future growth. The Company believes that a number of factors will determine its ability to achieve increased market penetration. These factors include product performance, accuracy of results, ease of implementation and use, breadth and integration of product offerings, reliability and scope of applications. Failure of the Company to achieve increased market penetration in the process industries would substantially restrict the future growth of the Company and could have a material adverse effect on the Company's business, operating results and financial condition. See "Item 1. Business--The AspenTech Advantage" and "--Strategy" in the Annual Report.

      Fluctuations in Quarterly Operating Results. The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including purchasing patterns, timing of new products and enhancements by the Company and its competitors, and fluctuating foreign economic conditions. In addition, the Company ships software products within a short period after receipt of an order and typically does not have a material backlog of unfilled orders of software products. Therefore, revenues from software licenses in any quarter are substantially dependent on orders booked in that quarter. Historically, a majority of each quarter's revenues from software licenses has come from license contracts that have been effected in the final weeks of that quarter. The revenues for a quarter typically include a number of large orders. If the timing of any of these orders is delayed, it could result in a substantial reduction in revenues for that quarter. Since the Company's expense levels are based in part on its expectations as to future revenues, the Company may be unable to adjust spending in a timely manner to compensate for any revenue shortfall and any revenue shortfalls would likely have a disproportionate adverse effect on net income. Prior to fiscal 1996, the Company experienced a net loss for the first quarter of each fiscal year, in part because a substantial portion of the Company's revenues is derived from countries other than the United States where business is slow during the summer months and also in part because of the timing of renewals of software licenses. The Company expects that these factors will continue to affect its operating results and that the Company may experience net losses in the initial quarter of future fiscal years. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results" in the Annual Report.

      Concentration of Revenues in the Chemicals and Petroleum Industries. The Company derives a significant portion of its revenues from companies in the chemicals and petroleum industries. Accordingly, the Company's future success is dependent upon the continued demand for modeling software by companies in the chemicals industry, and for planning and scheduling, IMS, APC and optimization software and services by companies in the chemical and petroleum industries. The chemical and petroleum industries are highly cyclical. The Company believes that economic downturns in the United States, Europe, Japan, Asia and South America and pricing pressures experienced by chemical and petroleum companies in connection with cost-containment measures have led to delays and reductions in certain capital and operating expenditures by many of such companies worldwide. The Company's revenues have in the past been, and may in the future be, subject to substantial period-to-period fluctuations as a consequence of such industry patterns, as well as general domestic and foreign economic conditions and other factors affecting spending by companies in the Company's target process industries. There can be no assurance that such factors will not have a material adverse effect on the

Company's business, operating results and financial condition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Annual Report.

      Product Development and Technological Change. The market for software and services for the analysis, design and automation of process manufacturing plants is characterized by continual change and improvement in computer hardware and software technology. The Company's future success will depend on its ability to enhance its current software products and services, to introduce new software products and services that keep pace with technological developments, and to continue to address the changing needs of its customers. There can be no assurance that the Company will be successful in developing and marketing new and enhanced products and services, or that its products and services will continue to address adequately the needs of the marketplace. Like many other software products, the Company's products have on occasion contained undetected errors or "bugs." In addition, because new releases of the Company's products are initially installed only by a small number of customers, any errors or "bugs" in those new releases may not be detected for a number of months after the delivery of the software. If the Company's products do not perform substantially as expected or are not accepted in the marketplace, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 1. Business--Product Development" in the Annual Report.

      Dependence on Key Personnel. The Company's future success depends to a significant extent on Lawrence B. Evans, the Company's chief executive officer, its other executive officers, and certain key technical, managerial and marketing personnel. The loss of the services of any of these individuals or groups of individuals could have a material adverse effect on the Company's business, operating results and financial condition. None of the Company's executive officers has entered into an employment agreement with the Company, and the Company does not have, and is not contemplating securing, any significant amount of key-man life insurance on any of its executive officers or other key employees. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to continue to grow and operate profitably. See "Item 1. Business--Employees" in the Annual Report.

      Product Liability. The sale and implementation of on-line applications by the Company may entail the risk of product liability claims. The Company's APC and optimization software products and services are used in the design, operation and management of manufacturing processes at large facilities, and any failure by the software at those facilities could result in significant claims for damages or for violations of environmental, safety and other laws and regulations. The Company's agreements with its customers generally contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

      Migration to Microsoft Windows; Emergence of Other Standards. AspenTech believes that operating systems such as Microsoft Windows, due to their interoperability and customization capabilities, are increasingly the preferred choice of certain of its customers. AspenTech has developed Windows 95 versions of its software products and Windows NT versions of most of its core products. It has developed a Windows NT version of ASPEN PLUS which is in test stages and is developing a Windows NT version of RT-OPT. There can be no assurance of customer acceptance of Windows versions of all products, or that they will be competitive with offerings from the Company's competition. Although the Company does not believe that there are currently other operating platforms which are in demand by customers, there can be no assurance that customers will not migrate to or require compatibility with other systems such as Java. The Company is also aware of customer concerns that its products be able to handle the date change on and after the year 2000 and has established a compliance program to test and, if necessary, modify new versions of its products. Any such failure or delay in developing and releasing new operating systems versions or testing or modifying its software to be year 2000 compliant could affect the Company's competitive position or lead to product obsolescence in the future. See "Item 1. Business--Product Development" and "Competition" in the Annual Report.

      Dependence on Proprietary Technology. The Company regards its software as proprietary and relies on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect its proprietary rights. AspenTech has United States patents for the expert guidance system in its proprietary graphical user interface, simulation and optimization methods in its optimization software, a process flow diagram generator in its planning and scheduling software, and a process simulation apparatus in its polymers software. The Company has registered or applied to register certain of its significant trademarks in the United States and in certain other countries. The Company generally enters into non-disclosure agreements with its employees and customers, and historically has restricted access to its software products' source codes, which it regards as proprietary information. In a few cases, the Company has provided copies of the source code for certain products to customers solely for the purpose of special customization of the products and has deposited copies of the source code for certain products in third-party escrow accounts as security for on-going service and license obligations. In these cases, the Company relies on nondisclosure and other contractual provisions to protect its proprietary rights.

      The laws of certain countries in which the Company's products are distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The laws of many countries in which the Company licenses its products protect trademarks solely on the basis of registration. The Company currently possesses a limited number of trademark registrations in certain foreign jurisdictions and does not possess any foreign copyright or patent registrations. The Company derived more than 50% of its revenues from customers outside the United States in fiscal 1995 and 1997 and approximately 45% of its revenues from customers outside the United States in fiscal 1996.

      There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company could incur substantial costs in protecting and enforcing its intellectual property rights. Moreover, from time to time third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. In such an event, the Company may be required to incur significant costs in litigating a resolution to the asserted claims. There can be no assurance that such a resolution would not require that the Company pay damages or obtain a license of a third party's proprietary rights in order to continue licensing its products as currently offered or, if such a license is required, that it will be available on terms acceptable to the Company. See "Item 1. Business--Proprietary Rights."

      Competition. The Company's software products compete with software tools that are internally developed by companies in the process industries and with certain process modeling, planning and scheduling, IMS, APC and optimization software products that are sold by a number of commercial suppliers. AspenTech's primary commercial competitors in the process modeling software market are Simulation Sciences Inc., Hyprotech, Ltd. (a subsidiary of AEA Technology plc) and Chemstations, Inc. In the planning and scheduling market, the Company competes with Bonner and Moore Associates, Inc., Haverly Systems, Inc., Chesapeake Decision Science, Inc., and Ernst & Young Wright Killen. In the IMS market, AspenTech primarily competes with Oil Systems Inc. and Biles and Associates (which entered into an agreement to be acquired by Simulation Sciences, Inc. in August 1997) and, to a lesser extent, with distributed control system vendors such as Honeywell Inc. In the APC and optimization markets, AspenTech competes with the industrial automation and control business unit of Honeywell Inc., which primarily sells distributed control system hardware, as well as with Pavilion

Technologies, Inc. and the Simcon division of ABB Asea Brown Boveri (Holding) Ltd. Several small competitors, including Treiber Control, focus exclusively on the APC market. There has also been a number of acquisitions and consolidations which expand the breadth of product and service offerings by certain of these competitors including the acquisition of both Interplant Consulting, Inc., a provider of real-time database applications, and Measurex Corporation, a provider of control systems in the pulp and paper industry, by Honeywell, Inc.; Hyprotech, Ltd. by AEA Technologies plc; and Visual Solutions, Inc., a provider of simulation software and services, the on-line technology division of Raytheon Engineers Contractors, Inc. and Biles and Associates, a provider of information management and control solutions, by Simulation Sciences, Inc. Emergence of a new competitor or the consolidation of existing competitors could adversely affect the Company's business, operating results and financial condition. Certain competitors also supply related hardware products to existing and potential customers of AspenTech, and may have established relationships that afford the competitors an advantage in supplying software and services to those customers. The Company's continued success depends on its ability to compete effectively with its commercial competitors and to persuade prospective customers to use the Company's products and services instead of, or in addition to, software developed internally or services provided by their own personnel. In light of these factors, there is no assurance that the Company will be able to maintain its competitive position. See "Item 1. Business--Competition" in the Annual Report.

      Management of Growth. Since fiscal 1990, the Company has experienced substantial growth in the number of its employees, the scope of its operating and financial systems, and the geographic area of its operations. The Company's operations have expanded significantly through both internally generated growth and acquisitions, particularly the acquisitions of DMCC and Setpoint in the third quarter of fiscal 1996. This growth has resulted in an increase in the level of responsibility for management personnel. To manage its growth effectively, the Company must continue to implement and improve its operating and financial systems, and to retain and increase its employee base. There can be no assurance that the management systems currently in place will be adequate or that the Company will be able to manage the Company's recent or future growth successfully, and any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Annual Report.

      International Operations. The Company derived more than 50% of its revenues from customers outside the United States in fiscal 1995 and 1997 and approximately 45% of its revenues from customers outside the United States in fiscal 1996. The Company anticipates that revenues from customers outside the United States will continue to account for a significant portion of its total revenues in the foreseeable future. The Company's operations outside the United States are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, difficulties or delays in translating products and product documentation into foreign languages, and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, operating results and financial condition.

      The impact of future exchange rate fluctuations on the Company's financial condition and results of operations cannot be accurately predicted. In recent years, the Company has increased the extent to which it denominates arrangements with customers outside the United States in the currencies of the country in which the software or services are provided. From time to time the Company has engaged in, and may continue to engage in, hedges of a significant portion of installment contracts denominated in foreign currencies. There can be no assurance that any hedging policies implemented by the Company will be successful or that the cost of such hedging techniques will not have a significant impact on the Company's business, results of operations or financial condition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report.

      Risks Associated With Future Acquisitions. To expand its markets, the Company's business strategy includes growth through additional acquisitions. Identifying and pursuing acquisition opportunities and integrating acquired products and businesses requires a significant amount of management time and skill. There can be no assurance that the Company will be able to identify suitable acquisition candidates, consummate any acquisition on acceptable terms or successfully integrate any acquired business into the Company's operations. There also can be no assurance that any future acquisition will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following consummation of the acquisition while the acquired business is being integrated into the Company's operations. As a result of acquisitions, the Company may encounter unexpected liabilities and contingencies associated with the acquired businesses. The Company may use Common Stock or Preferred Stock or may incur additional long-term indebtedness or a combination thereof for all or a portion of the consideration to be paid in future acquisitions. The issuance of Common Stock or Preferred Stock in acquisitions could result in dilution to existing Stockholders, while the use of cash reserves or significant debt financing to fund acquisitions could reduce the Company's liquidity.

      Potential Volatility of Stock Price. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, and those fluctuations have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products by the Company or its competitors, as well as market conditions in the computer software or hardware industries, may have a significant impact on the market price of the Company's Common Stock.

      Effect of Certain Charter and By-Law Provisions and Anti-Takeover Provisions; Possible Issuances of Preferred Stock. The Company's Restated Articles of Organization, its By-Laws and certain Massachusetts laws contain provisions that may discourage acquisition bids for the Company and that may reduce the temporary fluctuations in the trading price of the Company's Common Stock which are caused by accumulations of stock, thereby depriving Stockholders of certain opportunities to sell their stock at temporarily higher prices or receive a premium for their shares as part of an acquisition of the Company. Preferred Stock may be issued by the Company in the future without Stockholders approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. In addition, on October 9, 1997, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company without either conditioning an offer on substantially all of the Rights being acquired or obtaining the prior approval of the Board of Directors of the Company. For a more complete description of the Rights, see the Company's Current Report on Form 8-K dated October 9, 1997, which is incorporated by reference herein.


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders, nor will any such proceeds be available for use by the Company or otherwise for the Company's benefit. See "Selling Stockholders."


                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Stockholders as of November 3, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby. Except as indicated, each of the Selling Stockholders possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

                                                                                                 SHARES TO BE
                                                           SHARES                             BENEFICIALLY OWNED
                                                     BENEFICIALLY OWNED                        AFTER OFFERING IF
                                                      PRIOR TO OFFERING        NUMBER OF        ALL SHARES SOLD
                                                    -------------------      SHARES BEING     ------------------
NAME                                                NUMBER      PERCENT        OFFERED        NUMBER     PERCENT
----                                                ------      -------      ------------     ------     -------

Martyn E. Blanchard                                 72,082          *           64,874         7,208         *
Paul M. Davies and Catherine E. Davies,
   Trustees under deed of trust
   dated 10/1/87                                     1,173          *            1,056           117         *
Johannes M. Eskes(1)                                72,083          *           64,875         7,208         *
J M Eskes Trust(1)                                  72,083          *           64,875         7,208         *
Graham W. Griffiths(2)                              72,083          *           64,875         7,208         *
G W Griffiths Trust(2)                              72,083          *           64,875         7,208         *
John P. Guiver                                         606          *              546            60         *
Highland Capital Investors                             689          *              620            69         *
Tijana Illich                                          162          *              146            16         *
Alan G. Kay                                         72,082          *           64,874         7,208         *
Eric A. King                                             1          *                1            --        --
Kenneth A. Kleinburg                                    20          *               18             2         *
Casimir Klimasauskas(3)                             16,688          *           15,018         1,670         *
Celestine M. Klimasauskas                              324          *              292            32         *
R. Jane Klimasauskas(4)                             16,688          *           15,018         1,670         *
Pierre E. and Sue Ellen Leroy                          827          *              744            83         *
Bryan Loofbourrow                                       64          *               58             6         *
John W. Loofbourrow(5)                               2,657          *            2,392           265         *
John W. Loofbourrow Associates, Inc.
   Profit Sharing Plan(5)                            2,657          *            2,392           265         *
Tod H. Loofbourrow                                     250          *              225            25         *
Wayne R. Loofbourrow                                    32          *               29             3         *
Jeffrey L. Morby                                       920          *              828            92         *
Pasadena  Services, Inc. Defined Benefit
   Pension Plan f/b/o Noel R. Hanson                    46          *               41             5         *
Garret A. Pelton                                       608          *              547            61         *
Donald H. Putnam and Susan W. Kellison(6)              898          *              808            90         *
Eileen M. Putnam                                        46          *               41             5         *
Erroll A. Rhodes                                        40          *               36             4         *
David Satchel                                           46          *               41             5         *
David G. Stork                                         406          *              365            41         *

 ........................
*    Percentage of shares beneficially owned is less than 1.0%.

(1) Shares beneficially owned prior to the offering consist of 16,320 shares held of record by Mr. Eskes (of which 14,688 shares are being offered hereby) and 55,762 shares held of record by J M Eskes Trust (of which 50,187 shares are being offered hereby), of which Mr. Eskes is a trustee.

(2) Shares beneficially owned prior to the offering consist of 16,320 shares held of record by Mr. Griffiths (of which 14,688 shares are being offered hereby) and 55,762 shares held of record by G W Griffiths Trust (of which 50,187 shares are being offered hereby), of which Mr Griffiths is a trustee.

(3) Includes 8,425 shares held of record by Mr. Klimasauskas's spouse, R. Jane Klimasauskas, of which 7,582 shares are being offered hereby.

(4) Includes 8,263 shares held of record by Ms. Klimasauskas's spouse, Casimir Klimsauskas, of which 7,436 shares are being offered hereby.

(5) Shares beneficially owned prior to offering consist of 1,544 shares held of record by Mr. Loofbourrow (of which 1,390 shares are being offered hereby) and 1,113 shares held of record by John W. Loofbourrow Associates, Inc. Profit Sharing Plan (of which 1,002 shares are being offered hereby).

(6) Shares beneficially owned prior to offering consist of 810 shares held of record by Mr. Putnam (of which 729 shares are being offered hereby) and 88 shares held of record by Mr. Putnam and Ms. Kellison jointly (of which 79 shares are being offered hereby).

                              PLAN OF DISTRIBUTION

      This Prospectus and the Registration Statement are in furtherance of a "shelf" registration pursuant to Rule 415 promulgated by the Commission under the Securities Act. Pursuant to registration rights arrangements entered into with the Selling Stockholders, the Company is obligated to keep the "shelf" registration effective until all of the shares offered have been sold, subject to suspension by AspenTech in certain events.

      The shares offered hereby may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest of the Selling Stockholders. Such sales may be made on the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices. The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of shares sold by them may be deemed to be underwriting discounts and commissions.

      Upon the Company being notified by the Selling Stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, setting forth (i) the name of each of the participating broker-dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) a statement to the effect that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.


                                  LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Foley, Hoag & Eliot LLP, Boston, Massachusetts.


                                     EXPERTS

      The consolidated balance sheets of the Company and its subsidiaries as of June 30, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1995, 1996 and 1997 incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================

      No broker, dealer or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to its date.


                                -----------------

                                TABLE OF CONTENTS

                                -----------------


                                                                            Page
                                                                            ----
Available Information................................................         2

Information Incorporated by Reference................................         2

Prospectus Summary...................................................         3

Risk Factors.........................................................         5

Use of Proceeds......................................................         9

Selling Stockholders.................................................         9

Plan of Distribution.................................................        11

Legal Matters........................................................        11

Experts..............................................................        11

================================================================================

================================================================================


                                 283,350 SHARES





                             ASPEN TECHNOLOGY, INC.





                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------







                                            , 1997

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the various expenses to be paid by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee. The Registrant will pay all expenses in connection with the distribution of the shares of Common Stock being sold by the Selling Stockholders (including fees and expenses of counsel for the Company), except for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the shares offered hereby.

           Securities and Exchange Commission registration fee.....    $2,850
           Legal fees and expenses ................................     1,750
           Printing, EDGAR formatting and mailing expenses ........       500
           Miscellaneous ..........................................       400
                                                                       ------
                Total .............................................    $5,500
                                                                       ======

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article 6 of the Company's Restated Articles of Organization provides that the Company shall indemnify each person who is or was a director, officer, employee or other agent of the Company, and each person who is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suite, or other proceeding in which they may be involved by reason of being or having been such a director, officer, employee agent or trustee, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company. The provisions of the Company's Articles pertaining to indemnification may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least a majority of the voting power of the Company. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

      The Company maintains a directors' and officers' insurance policy that covers certain liabilities of directors and officers of the Company, including liabilities under the Securities Act. The Company maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16.   EXHIBITS

 EXHIBIT NO.
 -----------

     5.1      Opinion of Foley, Hoag & Eliot LLP

    23.1      Consent of Arthur Andersen LLP

    23.2      Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)

    24.1      Powers of Attorney (included on pages II-4 and II-5)

    99.1 Section 5.9 (Registration of Exchanged Shares) of the Agreement and Plan of Reorganization dated as of August 1, 1997 between Aspen Technology, Inc., AT Acquisition Corp., NeuralWare, Inc. and the Stockholders of NeuralWare, Inc.

    99.2 Section 5.9 (Registration of Exchanged Shares) of the Share Exchange Agreement dated as of August 28, 1997 between Aspen Technology, Inc., The SAST Corporation Limited, Special Analysis and Simulation Technology Limited, S.A.S.T. Process Limited, Special Analysis and Computing Services Limited, SAST, Inc. and the Founders of The SAST Corporation Limited


ITEM 17.   UNDERTAKINGS

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                    (i) To include any prospectus required to Section 10(a)(3)
                        of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration, by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on October 31, 1997.

                            ASPEN TECHNOLOGY, INC.


                            By:             /s/ LAWRENCE B. EVANS
                               ------------------------------------------------
                                                 LAWRENCE B. EVANS
                              Chairman of the Board and Chief Executive Officer


                                POWER OF ATTORNEY

      We, the undersigned officers and directors of Aspen Technology, Inc., hereby severally constitute and appoint Lawrence B. Evans, Mary A. Palermo and Stephen J. Doyle, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933 and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Aspen Technology, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under said Rule 462(b).

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and as of the date indicated.


        SIGNATURE                         TITLE                                      DATE
        ---------                         -----                                      ----

  /S/ LAWRENCE B. EVANS
-----------------------------   Chairman of the Board                          October 31, 1997
    LAWRENCE B. EVANS             and Chief Executive Officer
                                  (Principal Executive Officer)

   /S/ MARY A. PALERMO
-----------------------------   Executive Vice President, Finance              October 31, 1997
     MARY A. PALERMO              and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

  /S/ JOSEPH F. BOSTON
-----------------------------   Director                                       October 31, 1997
    JOSEPH F. BOSTON


/S/ GRESHAM T. BREBACH, JR.
-----------------------------   Director                                       October 31, 1997
  GRESHAM T. BREBACH, JR.

  /S/ DOUGLAS R. BROWN
-----------------------------   Director                                     October 31, 1997
    DOUGLAS R. BROWN


   /S/ JOAN C. MCARDLE
-----------------------------   Director                                     October 31, 1997
     JOAN C. MCARDLE


     /S/ ALISON ROSS
-----------------------------   Director                                     October 31, 1997
       ALISON ROSS